Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Verizon Communications Inc. (“Verizon”) for the registration of $106,104,000 aggregate principal amount of 6.800% Notes due 2029 and $122,499,000 aggregate principal amount of 7.875% Notes due 2032, and to the incorporation by reference therein of our reports dated February 23, 2018, with respect to the consolidated financial statements of Verizon and the effectiveness of internal control over financial reporting of Verizon, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2017, and the financial statement schedule of Verizon included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

March 28, 2018